

May 8, 2012

Via E-mail
Ms. Christie B. Kelly
Executive Vice President and Chief Financial Officer
Duke Realty Corporation
600 East 96th Street, Suite 100
Indianapolis, IN 46240

> **Re: Duke Realty Limited Partnership**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 0-20625**

Dear Ms. Kelly:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 2. Properties

Property Descriptions, page 15

1.   In future Exchange Act periodic reports, please provide average effective annual rental per square foot and supplement your disclosure in footnote 1 to the table on page 17 to discuss the landlord allowances in greater detail. Explain whether these allowances specifically take into account tenant concessions, such as free rent periods and, if not, quantify how concessions would impact the presented figures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year in Review, page 21

2.   In future Exchange Act periodic reports, please revise to define net effective rents.

Key Performance Indicators, page 24

General

3.   In future Exchange Act periodic reports, please disclose your net operating income. Please also disclose how you determine the properties that fall within the "same property" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

Key Performance Indicators, page 24

4.   We note your disclosure of in-service portfolio occupancy. In future Exchange Act periodic reports, please accompany this disclosure with in-service average rent trends, as adjusted for leasing incentives.

Lease Expiration and Renewals, page 24

5.   In future Exchange Act periodic reports, please expand your discussion of your leasing activity for the period reported, including disclosure on new leases, renewed leases, tenant improvement costs, and leasing commissions. Please provide such disclosure on a square footage basis.

6.   We note that you have a material amount of lease expirations for each of 2012, 2013, 2014, and 2015. In future Exchange Act periodic reports, to the extent known by management, please include disclosure that addresses the relationship between rents on leases expiring in the current year and current market rents for this space.

Acquisitions, page 25

7.   We note that you acquired 108 properties and disposed of 23 properties between 2010 and 2011 in connection with your repositioning strategy. In future Exchange Act periodic reports, please discuss any material trends related to these transactions, such as yields on acquisitions/dispositions, target yields on future acquisitions, and amount of potential acquisitions available, which may impact the extent to which you may be able to generate external FFO growth. To the extent you provide yield information, please disclose how you calculate yield for these purposes. Please also provide such disclosure by different property types, to the extent material.

Critical Accounting Policies

Cost Capitalization, page 35

8.   We note that you capitalize or defer payroll and other operating costs in conjunction with the development and leasing of properties. Please tell us, and disclose in future Exchange Act periodic reports where significant, the amounts of salaries and related costs and other general and administrative costs that are capitalized each year, whether they relate to development or leasing activities, what percentage of total salaries and related costs these costs represent, and an analysis of significant fluctuations from year to year.

9.   In future Exchange Act periodic reports, please include a sensitivity analysis that shows the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

Liquidity and Capital Resources

Sources of Liquidity, page 38

10.   In future periodic filings, with respect to your at-the-market program, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commissions, and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

                Sincerely,

                /s/ Daniel L. Gordon

                Daniel L. Gordon
                Branch Chief